Exhibit 4.16
English Summary of CDMA Business Disposal Agreement
Part I — Key Particulars

Parties:	(1)	China Unicom Corporation Limited (“CUCL”), a company incorporated in the People’s Republic of China (the “PRC”) with limited liability and a wholly-owned subsidiary of Unicom;

	(2)	China Telecom Corporation Limited (“Telecom”), a joint stock limited company incorporated in the PRC with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange; and

	(3)	China Unicom Limited (“Unicom”), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock Exchange.
Date of Agreement: July 27, 2008
Part II — Material Terms
The following is a summary of the material terms of the CDMA Business Disposal Agreement:
(a)CDMA Business Disposal Agreement
     On June 2, 2008, Unicom, CUCL and Telecom entered into the CDMA Business Framework Agreement, which sets out the terms and conditions on which Unicom, CUCL and Telecom will proceed with the disposal of the CDMA Business (as defined below) whereby CUCL will sell, and Telecom will purchase, certain CDMA business and its related assets and liabilities.
     On July 27, 2008, Unicom, CUCL and Telecom entered into the CDMA Business Disposal Agreement, which sets out the detailed terms and conditions on which CUCL and Unicom will sell, and Telecom will purchase, the CDMA Business. The CDMA Business Disposal Agreement supersedes the CDMA Business Framework Agreement and all other previous oral or written agreements in connection with the disposal of the CDMA Business (as defined below).
(b) CDMA Business
     Pursuant to the CDMA Business Disposal Agreement:
(1)	CUCL has agreed to sell, and Telecom has agreed to purchase, the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA business and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to October 1, 2008 or such other date as Unicom, CUCL and Telecom may agree (the “Completion Date”), and comprising, amongst others (Articles1.1(1) and 5.1 of the CDMA Business Disposal Agreement):
(i)	CDMA business provided by CUCL immediately prior to the Completion Date based on the existing network capacity and system support capability (including relevant access channel and service functions) as well as CDMA business operation services (Article 1.1 of Exhibit 2 to the CDMA Business Disposal Agreement);
(ii)	all mobile subscribers with user code information of 133/153 numbers as at 12:00 a.m. on the Completion Date as recorded in CUCL’s billing system and other relevant systems, as well as the rights and obligations relating to such CDMA subscribers which are to be dealt with by way of cash settlement on the Completion Date. The items to be included in such settlement are (a) accounts receivable from subscribers (to be calculated based on 2007 average recovery rate), (b) advance from customers, (c) prepaid fees from customers in respect of CDMA rechargeable cards, (d) customers’ deposits, (e) accrued liabilities for subscribers’ bonus points (to be calculated based on the bonus point conversion ratio set out in the CDMA Business Disposal Agreement) and (f) the carrying amount in respect of the deferred handset subsidies as at the Completion Date (to be calculated based on a 50% split as set out in the CDMA Business Disposal Agreement) (Articles 2.1(1), 2.2(1) and 2.2(2) of Exhibit 2 to the CDMA Business Disposal Agreement);
(iii)	transferred assets relating to the CDMA business as set out in the CDMA Business Disposal Agreement, comprising (a) assets exclusively used by the CDMA business including, but not limited to, UIM cards, rechargeable cards, terminals and network equipment, (b) information/data of CDMA subscribers, (c) all self-owned sales offices at county level or below in Beijing, Tianjin, Heilongjiang, Liaoning, Jilin, Inner Mongolia, Shanxi, Henan, Hebei, and Shandong (including provinces, directly controlled municipalities and autonomous regions) (the “Ten Northern Provinces”) (including districts and counties located in the suburbs of Beijing and Tianjin) and 50% of all self-owned sales offices at above (but excluding) county level as well as 50% of leased self-operated sales offices in the Ten Northern Provinces, (d) certain jointly used CDMA network base stations/auxiliary facilities, (e) certain transmission assets relating to the CDMA business and (f) other tangible and intangible assets relating to the CDMA business as set out in the CDMA Business Disposal Agreement (Articles 3.2 to 3.23 of Exhibit 2 to the CDMA Business Disposal Agreement);
(iv)	except for certain contracts as provided in the CDMA Business Disposal Agreement, (a) for the rights and obligations under contracts exclusively relating to the CDMA business, those formerly enjoyed and assumed by CUCL before the Completion Date shall continue to be enjoyed and assumed by CUCL, and on and after the Completion Date, all such rights and obligations shall be enjoyed and assumed by Telecom; (b) for the rights and obligations under contracts not exclusively relating to the CDMA business, all the rights and obligations before the Completion Date shall continue to be enjoyed and assumed by CUCL; and on and after the Completion Date, based on the principle that liabilities should be borne consistent with rights and interests allocation, Telecom and CUCL shall respectively enjoy and assume the rights and obligations under such contracts in an honest, fair and bona fide manner; and (c) with respect to the agreements and business arrangements relating to sales channels and customer services in connection with the CDMA business, CUCL shall be responsible for amending the original exclusivity contracts entered into by CUCL with third parties before the Completion Date in such a manner that Telecom will be able to enjoy or share the rights under such contracts; and for the exclusivity contracts renewed by CUCL with third parties within three years after the Completion Date, such exclusivity clause included in these contracts shall not apply to Telecom. If Telecom enters into any new contract with the counterparty of any original exclusivity contract within three years after the Completion Date, the exclusivity clause shall not apply to CUCL (Article 4.2 of Exhibit 2 to the CDMA Business Disposal Agreement);
(v)	other business, rights or liabilities to be disposed of by CUCL to Telecom in the following manner: (a) with respect to the amount to be amortized for property leasing and line leasing, the balance to be amortized from the Completion Date with respect to the CDMA business shall be assumed by Telecom through a one-time purchase and be settled in cash on completion; (b) the arrangements for the use rights relating to the CDMA business include, but are not limited to, use right arrangements relating to computer rooms, use right arrangements for the licensing of intellectual property rights relating to the CDMA business, and other use right arrangements as agreed by the parties in the CDMA Business Disposal Agreement; and (c) the number of contracted employees to be transferred to Telecom represents 29.3% of the total number of contracted employees of CUCL and Unicom Huasheng Telecommunications Technology Company Limited. In addition, a certain number of the employees who are employed by third parties and are working on secondment for CUCL will be transferred to provide services to Telecom (Article 5 of Exhibit 2 to the CDMA Business Disposal Agreement);
(2)	Unicom (by itself and through its subsidiary) has agreed to sell, and Telecom (by itself and through its subsidiary) has agreed to purchase, the entire equity interest in China Unicom (Macau) Company Limited (Article 1.1(2)(a) of the CDMA Business Disposal Agreement); and
(3)	CUCL has agreed to sell, and Telecom has agreed to purchase, 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited (representing the entire equity interest in Unicom Huasheng Telecommunications Technology Company Limited held by CUCL, and Unicom has been notified by Unicom Group that the remaining 0.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited will be sold by Unicom Group to Telecom Group) (Article 1.1(2)(b) of the CDMA Business Disposal Agreement).
     (1), (2) and (3) above are collectively referred to as the “CDMA Business”.
     The scope of the CDMA Business is set out in the CDMA Business Disposal Agreement and the detailed items will be confirmed in a final list of the detailed items of the CDMA Business. Within 20 days after the Completion Date (or such other date as agreed between the parties), CUCL, Unicom and Telecom will commence the identification process of the detailed items of the CDMA Business, and will prepare, acknowledge and sign a final list of such detailed items based on the results of such identification work. After the parties have signed the final list, the final list may still be adjusted by the agreement of the parties by no later than the date falling 60 days after the Completion Date (or such other date as the parties may agree), being the date of actual delivery of the CDMA Business and all relevant documentation by CUCL and Unicom to Telecom (the “Delivery Date”). CUCL, Unicom and Telecom (or their respective provincial branches) will confirm the adjusted final list by signing a confirmation letter once or by batches on or before the Delivery Date (Article 1.2 of the CDMA Business Disposal Agreement).
     The CDMA Business Disposal Agreement also sets out the detailed principles and arrangements on the identification, determination, segregation, verification and transfer mechanism for each type of assets that constitutes the CDMA Business. In addition, as provided for under the CDMA Business Disposal Agreement, CUCL and Telecom and their respective affiliated companies have also entered into a number of ancillary agreements in relation to the detailed arrangements with respect to the disposal of the

CDMA Business, including an Employee Arrangement Agreement on the transfer of certain employees (Article 1.3 of the CDMA Business Disposal Agreement).
(c) Consideration
     Pursuant to the CDMA Business Disposal Agreement, the consideration for the CDMA Business (the “Consideration”) remains unchanged from the CDMA Business Framework Agreement and is RMB43.8 billion (approximately HK$50.1 billion), which is subject to adjustment in accordance with the price adjustment mechanism as set out below:
     Adjusted consideration equals the Consideration as agreed in the CDMA Business Disposal Agreement multiplied by “A”, where:
     R1 represents the CDMA service revenue for the six months ended June, 30 2008 to be disclosed in the 2008 interim report of Unicom; and
     R2 represents the CDMA service revenue for the six months ended June 30, 2007 disclosed in the 2007 interim report of Unicom, provided that:
     If (R1/R2 + 0.02) > or = 1, then A = 1; and
     If (R1/R2 + 0.02) < 1, then A = (R1/R2 + 0.02)
     The Consideration was reached through arm’s length negotiations and determined after taking into account various relevant industry and market factors as well as the specific characteristics of the business and assets of the CDMA Business being disposed, including the operating capabilities and operating potential of the CDMA Business, their growth prospects, earnings potential, competitive advantages in their respective markets and their prospective profit contributions to Telecom, as well as by reference to other financial and operational factors (Article 2.2 of the CDMA Business Disposal Agreement).
     The Consideration will be paid in instalments as follows. The first instalment, being 70% of the Consideration, is payable in cash on the Completion Date or within three days after the Completion Date. The second instalment, being 20% of the Consideration, is payable in cash within three days after the Delivery Date. The Delivery Date will take place within 60 days after the Completion Date or be such other date as agreed between the parties. The final instalment, being the remaining 10% of the Consideration, is payable in cash before March 31, 2009 (the “Final Date”) (Article 2.3 of the CDMA Business Disposal Agreement).
     Following the signing of the CDMA Business Disposal Agreement, Telecom will continue to conduct due diligence on the CDMA service revenue of Unicom for the period from January to June of each of 2007 and 2008 in accordance with an agreed plan. Such due diligence will be completed within ten days after the date of the CDMA Business Disposal Agreement (Article 2.2 of the CDMA Business Disposal Agreement).
(d) Conditions
     The conditions on which Unicom, CUCL and Telecom will complete the disposal of the CDMA Business (the “CDMA Business Conditions”) are as follows:
(1)	there being no material adverse change to the operation of the CDMA Business (Article 3.1(1) of the CDMA Business Disposal Agreement);

(2)	the representations and warranties made by Unicom and CUCL on the date of the CDMA Business Disposal Agreement remaining true, accurate and complete, and are not misleading, inaccurate or incomplete in all material aspects (Article 3.1(2) of the CDMA Business Disposal Agreement);
(3)	the disposal of the CDMA Business having been approved by Unicom shareholders (other than China Unicom (BVI) Limited and its associates) in accordance with applicable laws, regulations and listing rules, and the Transfer Agreement between China United Telecommunications Corporation Limited (“Unicom A Share Company”) and CUCL, dated July 27, 2008, having been approved by independent Unicom shareholders (Article 3.1(3) of the CDMA Business Disposal Agreement);
(4)	the disposal of the CDMA Business having been approved by the shareholders of Unicom A Share Company in accordance with applicable laws, regulations and listing rules, and the Option Waiver and Lease Termination Agreement among China United Telecommunications Corporation (“Unicom Group”), Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”) and Unicom A Share Company, dated July 27, 2008, having been approved by the non-affiliated shareholders of Unicom A Share Company (Article 3.1(4) of the CDMA Business Disposal Agreement);
(5)	the disposal of the CDMA Business having been approved by CUCL in accordance with applicable laws and regulations (Article 3.1(5) of the CDMA Business Disposal Agreement);

(6)	the necessary procedures required by applicable laws and/or required by the binding agreements or documents of CUCL (including relevant announcement/notice procedures in relation to creditors or obtaining creditors’ consents) having been performed in accordance with the requirements of the completion plan as set out in the CDMA Business Disposal Agreement (Article 3.1(6) of the CDMA Business Disposal Agreement);

(7)	the amendments to the articles of association and the changes of the business scope of Telecom having been approved by Telecom shareholders in accordance with applicable laws, regulations and listing rules, and the Telecom CDMA Lease between Telecom and China Telecommunications Corporation (“Telecom Group”), dated July 27, 2008, and other connected transaction agreements (which require amendments as a result of Telecom’s purchase of the CDMA Business) having been approved by independent Telecom shareholders (Article 3.1(7) of the CDMA Business Disposal Agreement);

(8)	all authorizations in connection with the operation of the CDMA Business having been obtained by Telecom and Telecom Group, which shall include, but are not limited to, the approval of the Ministry of Industry and Information Technology for Telecom Group to license to Telecom the operation of a mobile telecommunications business and to use the relevant telecommunications resources, such as CDMA spectrum and telecommunications network numbers (Article 3.1(8) of the CDMA Business Disposal Agreement);

(9)	all authorizations in connection with the CDMA Business Disposal Agreement and the CDMA Network Disposal Agreement among Unicom Group, Unicom New Horizon and Telecom Group, dated July 27, 2008, having been obtained from the relevant governmental and regulatory authorities in the PRC and any other relevant jurisdiction and such authorizations remaining in full force and effect without modification (Article 3.1(9) of the CDMA Business Disposal Agreement);
(10)	(a) there being no dispute between CUCL and Telecom on the progress of the completion preparatory work, and (b) detailed agreements in relation to the implementation of the transactions contemplated under the CDMA Business Disposal Agreement having been entered into by the corresponding provincial branches (including branches of autonomous regions and municipalities directly under the central government) of CUCL and Telecom before August 15, 2008 (Article 3.1(10) of the CDMA Business Disposal Agreement); and

(11)	the business and assets identification and specific revenue due diligence having been completed in accordance with the CDMA Business Disposal Agreement and the results of such identification and due diligence having been jointly confirmed by CUCL and Telecom (Article 3.1(11) of the CDMA Business Disposal Agreement).
     For the purpose of paragraph (1) above, there is a “material adverse change” if there occurs a single event which results in a loss to the operation of the CDMA Business of RMB300 million or above or there occur events which in aggregate result in a loss to the operation of the CDMA Business of RMB1 billion or above.
     Each of Unicom, CUCL and Telecom will use its respective reasonable endeavours to procure the satisfaction of the CDMA Business Conditions as soon as practicable before October 1, 2008. Once the CDMA Business Conditions set out above are satisfied or waived (satisfaction of the conditions under (1) to (6) is to be procured by CUCL and Unicom, satisfaction of the conditions under (7) and (8) is to be procured by Telecom and satisfaction of the conditions under (9) to (11) is to be jointly procured by CUCL, Unicom and Telecom), completion of the disposal of the CDMA Business will take place on the Completion Date (Article 3.1 and 3.2 of the CDMA Business Disposal Agreement).
     If not all of the CDMA Business Conditions are satisfied or waived (as applicable) on or before December 31, 2008 (or such other date as Unicom, CUCL and Telecom may agree), the CDMA Business Disposal Agreement will automatically terminate (other than certain provisions which shall survive after the termination of the CDMA Business Disposal Agreement). In this case, no party (or its affiliated companies) shall make any claim against another party (or its affiliated companies) under the CDMA Business Disposal Agreement, unless such claim is based on the rights or obligations incurred prior to the termination of the CDMA Business Disposal Agreement or under the survived provisions of the CDMA Business Agreement (Article 3.3 of the CDMA Business Disposal Agreement).
(e) Other Key Terms of the CDMA Business Disposal Agreement
(1) Pre-Completion Date Undertakings
     Each of CUCL and Unicom undertakes to Telecom that before the Completion Date (Article 4 of the CDMA Business Disposal Agreement):
(i)	it will not make any material change to the usual operation policies of the CDMA Business (including, but not limited to, the operation, sales, usual pricing procedures and policies of the CDMA Business) (Article 1.1(1) of Exhibit 5 to the CDMA Business Disposal Agreement);
(ii)	it will not make any material change to the usual financial policy of the CDMA Business and will take all necessary and effective measures to ensure the execution of the usual financial policy (Articles 1.1(2) and (6) of Exhibit 5 to the CDMA Business Disposal Agreement)’
(iii)	it will actively maintain the CDMA subscriber base, and will develop the subscriber base in accordance with its usual sales practice (Article 1.3 of Exhibit 5 to the CDMA Business Disposal Agreement);

(iv)	it will maintain the normal operations of the CDMA Business and will ensure that services at the usual standards will be provided to the CDMA subscribers (Articles 1.2 and 1.4 of Exhibit 5 to the CDMA Business Disposal Agreement);

(v)	it will not enter into any contract involving the CDMA Business with a value in excess of RMB20 million, or make any investment or dispose of the relevant assets and liabilities in connection with the CDMA Business with an amount exceeding RMB20 million (Articles 1.1(3), (4) and (5) of Exhibit 5 to the CDMA Business Disposal Agreement);

(vi)	it will provide all necessary assistance to enable Telecom to identify the assets that are within the scope of the CDMA Business and will complete the completion preparatory work in accordance with the completion plan as set out in the CDMA Business Disposal Agreement (Article 1.5 of Exhibit 5 to the CDMA Business Disposal Agreement);

(vii)	it will allow Telecom access to, among others, the computer rooms and sales offices for inspection that are within the scope of the CDMA Business and will provide other information and records relating to the CDMA Business (Articles 1.6 and 1.7 of Exhibit 5 to the CDMA Business Disposal Agreement);

(viii)	it will notify Telecom and consult with Telecom on any events or circumstances that may have a material adverse effect on the CDMA Business (Article 1.8 of Exhibit 5 to the CDMA Business Disposal Agreement); and

(ix)	it will maintain and will not make any material change to the information technology supporting systems which record the CDMA subscribers’ rights and liabilities attributable to the CDMA Business before (and excluding) the Completion Date (Article 1.9 of Exhibit 5 to the CDMA Business Disposal Agreement).
(2) Completion Date and Delivery Date
     On and after the Completion Date, the CDMA Business shall become legally owned by Telecom. Unless Unicom, CUCL and Telecom otherwise agree, any right, interest, obligation and liability in relation to the CDMA Business before the Completion Date will be borne by CUCL; and on and after the Completion Date, any right, interest, obligation or liability in relation to the CDMA Business will be borne by Telecom. Since delivery of the CDMA Business will be completed by batches commencing from the Completion Date, with regard to certain detailed items of the CDMA Business to be transferred to Telecom, CUCL has agreed to hold such assets in good faith or as otherwise requested by Telecom on a fair and reasonable basis (Article 5.2 of the CDMA Business Disposal Agreement).
     CUCL and Telecom have agreed to ensure that until the Completion Date, the services provided to the CDMA subscribers, service capabilities and network operating conditions will not be materially affected. (Article 1.2 of Exhibit 3 to the CDMA Business Disposal Agreement)
     CUCL and Telecom have also agreed to cooperate with each other, within 60 days after the Completion Date, to complete the relevant procedures and take the relevant actions in accordance with certain methods and standards as set out in the CDMA Business Disposal Agreement to effect delivery of certain detailed items of the CDMA Business as agreed in the final list on or before the Delivery Date, including, but not limited to, subscribers, cash items, fixed and other assets, business platform, information technology supporting systems, land use rights, information and data of CDMA subscribers, files, vehicles, intellectual property rights, contracts and value-added business platform, as set out in the CDMA Business Disposal Agreement (Article 5.4 of the CDMA Business Disposal Agreement).
     Any assets or liabilities, which form part of the CDMA Business but the transfer of which has not been completed by the Delivery Date, will be governed by the completion plan as set out in the CDMA Business Disposal Agreement (Article 5.5 of the CDMA Business Disposal Agreement).
     After the Completion Date and before the actual delivery of certain items of the CDMA Business set out in the final list, CUCL will indemnify or compensate Telecom for any loss or damage on such items. After actual delivery of the items of the CDMA Business set out in the final list, CUCL will have to exchange such items with material defects, or indemnify Telecom for any material defect of such items, arising from activities conducted before the Completion Date (Article 5.6 of the CDMA Business Disposal Agreement).
(3) Transitional Period Arrangements
     CUCL, Unicom and Telecom have agreed on the principles in relation to the arrangements during the transitional period, which starts from the Completion Date and ends not later than the Final Date, including, amongst others, preservation of operating conditions, customer and financial services as necessary, and reciprocal use of the information technology system and the value-added service platform during the transitional period (Article 1 of Exhibit 4 to the CDMA Business Disposal Agreement).
     In relation to CDMA/GSM dual mode services, CUCL, Unicom and Telecom have agreed to cease the development of new customers for such services but will maintain the services provided to the existing CDMA/GSM dual mode customers. Telecom may develop international CDMA/GSM dual mode services to customers and may do so with CUCL and Unicom on terms to be agreed. (Article 3.7 of Exhibit 4 to the CDMA Business Disposal Agreement)
(4) Jointly Used Assets
     After completion of the disposal of the CDMA Business, CUCL and Telecom will each own certain assets which are relevant to both the CDMA Business and/or network and the other business or network of CUCL. In order to ensure the normal operation of the business and to maintain the quality of services provided to subscribers, CUCL and Telecom will enter into separate agreement(s) with respect to the operation of such assets in accordance with the principles set out in the CDMA Business Disposal Agreement (Article 7 of the CDMA Business Disposal Agreement).
(5) Joint Working Committee
     The joint working committee that was established before the date of the CDMA Business Disposal Agreement will continue to perform its obligations agreed by the relevant parties to ensure the smooth operation and transfer of the CDMA Business by the Final Date (Article 8 of the CDMA Business Disposal Agreement).
(6) Representations and Warranties
(i)	In the CDMA Business Disposal Agreement, CUCL has made certain representations and warranties in relation to, amongst others, the license and authorization to operate the CDMA Business, the legal ownership of the CDMA Business, the business operation and financial information in relation to the CDMA Business, the consistency of the amortization policies and methods adopted by CUCL in connection with deferred handset subsidies, the information/data of the CDMA customers, insurance, intellectual property and information technology rights, third party contracts, employees, material litigation and investigations, taxation and legal compliance. In addition, CUCL has represented that its execution of the CDMA Business Disposal Agreement will not violate (a) any organizational and related documents, applicable laws, regulations or rules or (ii) material contracts, agreements or permissions or orders, rules or decrees of courts, government departments or supervisory authorities (Article 9 of the CDMA Business Disposal Agreement).
(ii)	In the CDMA Business Disposal Agreement, Unicom has made certain representations and warranties, amongst others, that the information provided by CUCL to Telecom and the representations and warranties made by CUCL are true, complete and accurate. Unicom has further guaranteed all the obligations, liabilities and indemnities of CUCL under the CDMA Business Disposal Agreement. In addition, Unicom has represented that its execution of the CDMA Business Disposal Agreement will not violate (a) any organizational and related documents, applicable laws, regulations or rules or (ii) material contracts, agreements or permissions or orders, rules or decrees of courts, government departments or supervisory authorities (Article 10 of the CDMA Business Disposal Agreement).
(iii)	In the CDMA Business Disposal Agreement, Telecom has made certain representations and warranties in relation to, amongst others, its valid and legal incorporation and existence under the PRC law and its having readily available cash to pay each instalment of the Consideration on the respective due date. In addition, Telecom has represented that its execution of the CDMA Business Disposal Agreement will not violate (a) any organizational and related documents, applicable laws, regulations or rules or (ii) material contracts, agreements or permissions or orders, rules or decrees of courts, government departments or supervisory authorities (Article 11 of the CDMA Business Disposal Agreement).
     All the representations and warranties were made on the date of signing of the CDMA Business Disposal Agreement and are to be repeated on the Completion Date, the Delivery Date and the date of payment of the final instalment of the Consideration (Articles 9.1, 10.1 and 11.1 of the CDMA Business Disposal Agreement).
(7) Non Waiver or Termination
     Unless otherwise provided in the CDMA Business Disposal Agreement, none of the parties has the right to waive or terminate the CDMA Business Disposal Agreement under any circumstances (whether prior to or after the Completion Date) (Article 12 of the CDMA Business Disposal Agreement).
(8) Indemnity
     As provided in the CDMA Business Disposal Agreement, any false, inaccurate or incomplete representation and/or warranty, any misleading representation or omission, or breach of any undertaking or any clause under the CDMA Business Disposal Agreement will constitute a breach of the CDMA Business Disposal Agreement, in which case the party in breach is required to indemnify the other party in accordance with the CDMA Business Disposal Agreement (Article 13.1 of the CDMA Business Disposal Agreement).
     CUCL has agreed to indemnify Telecom against any actual loss suffered by Telecom as a result of any actual or potential disputes, claims or litigation in connection with the CDMA Business existing or taking place prior to (and excluding) the Completion Date, or as a result of such activities, conducted prior to (and excluding) the Completion Date. Such indemnity shall be paid within fifteen (15) working days after it is confirmed (Article 13.2 of the CDMA Business Disposal Agreement).
     CUCL and Unicom have agreed to use their best effort to notify Telecom in writing within reasonable time after they realize that the occurrence of certain events would make any representation or warranty regarding the assets or business of the CDMA Business false, inaccurate or misleading (Article 13.3 of the CDMA Business Disposal Agreement).
     Telecom has agreed to use its best effort to notify CUCL and Unicom in writing within reasonable time after it becomes aware of potential disputes, claims or litigation against it and any right to seek compensation from CUCL and Unicom under the CDMA Business Disposal Agreement (Article 13.4 of the CDMA Business Disposal Agreement).
     CUCL’s failure to satisfy the CDMA Business Conditions or to complete the disposal of the CDMA Business by the required date may result in a default payment having to be made by CUCL under the CDMA Business Disposal Agreement. Telecom’s failure to make any payment pursuant to the CDMA Business Disposal Agreement on the respective due date may result in a late payment fine having to be made by Telecom under the CDMA Business Disposal Agreement (Articles 13.5 and 13.6 of the CDMA Business Disposal Agreement).
(9) Third-Party Claim
     In disputes and claims that occur on or after the Completion Date as a result of activities conducted prior to (and excluding) the Completion Date, if Telecom becomes aware of potential disputes, claims or litigation against it from third-parties and any right to seek compensation from CUCL under the CDMA Business Disposal Agreement, Telecom shall, unless otherwise provided in the CDMA Business Disposal Agreement:
(i)	notify CUCL of the claims by third-parties within reasonable time and provide CUCL and its representatives with reasonable information and assistance (Article 14.1(1) of the CDMA Business Disposal Agreement);
(ii)	not make any admission of fault to, enter into any agreement with or make any resolution with third-parties without prior written consent from CUCL. If CUCL does not give written consent within fifteen (15) working days after it receives such notification, CUCL shall be deemed to have given such consent and Telecom shall have the right to make admission of fault to, enter into agreements with or make resolutions with third-parties (Article 14.1(2) of the CDMA Business Disposal Agreement); and
(iii)	(a) take reasonable steps requested by CUCL to avoid, refuse or question the claims made by third-parties or resolve, defend or appeal such claims; (b) allow CUCL to take over all legal procedures and/or negotiation with respect to such third-party claims to the extent permitted by law; and (c) provide reasonable information and assistance (if necessary) requested by CUCL on the preparation for or conduct of such legal procedures and/or negotiation, with all of the forgoing on the condition that CUCL will reimburse Telecom’s reasonable expenses (Article 14.1(3) of the CDMA Business Disposal Agreement).
Part III — Omitted Terms
The following is a description of the terms of the CDMA Business Disposal Agreement that have been omitted from the summary above:

(a) Article 2.4 of the CDMA Business Disposal Agreement provides the details of the bank account to which payments shall be transferred.
(b) Article 2.5 of the CDMA Business Disposal Agreement provides that payments shall be made in cash which is immediately available for use and by wire transfers.
(c) Article 5.7 of the CDMA Business Disposal Agreement provides that, on the Completion Date, CUCL and Telecom shall provide the legal opinions of their respective PRC counsels on the satisfaction of conditions to and legality of the disposal of the CDMA Business.
(d) Article 5.8 of the CDMA Business Disposal Agreement provides that the party who deliberately or negligently causes the failure of the disposal or operations of the CDMA Business shall bear the liability accordingly.
(e) Article 15 of the CDMA Business Disposal Agreement provides that none of the parties shall make any announcement or circular without prior written consent from the other parties. This provision does not apply if such announcements and/or circulars are required by stock exchanges or other supervisory authorities.
(f) Article 16 of the CDMA Business Disposal Agreement describes each party’s duties of confidentiality and exceptions from such duties.
(g) Article 17 of the CDMA Business Disposal Agreement provides that, unless provided for under the CDMA Business Disposal Agreement or by written consents from all parties, none of the parties shall transfer, sell, mortgage or dispose of by other means any of its rights under the CDMA Business Disposal Agreement.
(h) Article 18 of the CDMA Business Disposal Agreement provides that each party shall execute all other agreements that may be necessary for the implementation of the CDMA Business Disposal Agreement.
(i) Article 19 of the CDMA Business Disposal Agreement sets forth the principals governing the taxes and expenses to be born by each party.
(j) Article 20 of the CDMA Business Disposal Agreement sets forth the proper methods for notification and each party’s contact information.
(k) Article 21 of the CDMA Business Disposal Agreement sets forth the principles of resolving conflicts between the CDMA Business Disposal Agreement and other agreements.
(l) Article 22 of the CDMA Business Disposal Agreement provides that, unless otherwise provided, any party’s failure to exercise or delay in exercising any right shall not be deemed as a waiver of such right.
(m) Article 23 of the CDMA Business Disposal Agreement provides that the CDMA Business Disposal Agreement shall be signed in sixteen (16) copies with each party having four (4) copies. The other copies shall be usedfor approval from and/or registration with governmental departments.
(n) Article 24 of the CDMA Business Disposal Agreement provides that the CDMA Business Disposal Agreement shall become effective upon signing and stamping of seals by the representative of each party. Any revision shall be made in writing and signed and stamped with seals by the representative of each party.

(o) Article 25 of the CDMA Business Disposal Agreement provides that each article of the CDMA Business Disposal Agreement and other related transactional documents is severable.
(p) Article 26 of the CDMA Business Disposal Agreement provides that the CDMA Business Disposal Agreement is governed by PRC laws and shall be interpreted in accordance with PRC laws. The article also sets forth the dispute resolution procedure.
(q) Article 27 of the CDMA Business Disposal Agreement sets forth the duration of CUCL and Unicom’s representations and warranties (which survive the disposal of the CDMA business) and steps to be taken in the events of force majeure.
(r) Exhibit 1 to the CDMA Business Disposal Agreement sets forth the definitions used in the CDMA Business Disposal Agreement.
(s) Exhibit 2 to the CDMA Business Disposal Agreement sets forth the detailed scope of the CDMA Business.
(t) Exhibit 3 to the CDMA Business Disposal Agreement sets forth detailed plan for the disposal of the CDMA Business.
(u) Exhibit 4 to the CDMA Business Disposal Agreement sets forth the principles in relation to the arrangements during the transitional period.
(v) Exhibit 6 to the CDMA Business Disposal Agreement sets forth the detailed representations and warranties made by CUCL.